Filed pursuant to Rule 433

June 2, 2025

Relating to

Preliminary Prospectus Supplement dated June 2, 2025 to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-05

Duke Energy Ohio, Inc.
$350,000,000 First Mortgage Bonds, 5.30% Series, Due June 15, 2035

Pricing Term Sheet

Issuer:	Duke Energy Ohio, Inc. (the “Issuer”)
Trade Date:	June 2, 2025
Settlement Date:	June 5, 2025; T+3
Expected Ratings (Moody’s/S&P)*:	A2 (Stable) / A (Stable)
Security Description:	First Mortgage Bonds, 5.30% Series due June 15, 2035 (the “Mortgage Bonds”)
Principal Amount:	$350,000,000
Interest Payment Dates:	June 15 and December 15, beginning on December 15, 2025
Maturity Date:	June 15, 2035
Benchmark Treasury:	4.250% due May 15, 2035
Benchmark Treasury Yield:	4.468%
Spread to Benchmark Treasury:	+88 basis points
Yield to Maturity:	5.348%
Coupon:	5.30%
Price to the Public:	99.629% per Mortgage Bond, plus accrued interest, if any, from June 5, 2025

Redemption Provisions:

Prior to March 15, 2035 (the date that is three months prior to the maturity date of the Mortgage Bonds (the “Par Call Date”)), the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate + 15 bps less (b) interest accrued to the redemption date; and (2) 100% of the principal amount of the Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the Par Call Date, the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26442E AM2 / US26442EAM21
Joint Book-Running Managers:	BMO Capital Markets Corp. CIBC World Markets Corp. Mizuho Securities USA LLC SMBC Nikko Securities America, Inc.
Co-Managers:	Siebert Williams Shank & Co., LLC Roberts & Ryan, Inc. Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (888) 200-0266, by calling CIBC World Markets Corp. toll-free at (800) 282-0822, by calling Mizuho Securities USA LLC toll-free at (866) 271-7403 or by calling SMBC Nikko Securities America, Inc. at (212) 224-5135.

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